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November 12, 2020

VIA EDGAR

Securities and Exchange Commission

Division of Corporation Finance

Office of Manufacturing

100 F Street, N.W.

Washington, D.C. 20549-0407

Attn: Sherry Haywood

Re:	SkyWater Technology, Inc.

Amendment No. 1 to Draft Registration Statement on Form S-1

Submitted September 30, 2020

CIK No. 0001819974

Ladies and Gentlemen:

CMI Acquisition, LLC, a Delaware limited liability company that plans to convert into a Delaware corporation and change its name to SkyWater Technology, Inc. (the “Company”), hereby submits its response to the Securities and Exchange Commission staff’s comment on the above-referenced submission contained in the staff’s letter to the Company dated October 14, 2020. The staff’s comment is duplicated below in italicized text. The Company’s response is set forth in plain text immediately following the comment.

Note 3 Summary of Significant Accounting Policies

Revenue Recognition, page F-10

1.

We have read your response to prior comment nine in our letter dated September 8, 2020. It appears that you are combining the right of first refusal to future manufactured goods and the right to purchase goods at a discounted price as a single material right. Given that the customer option to purchase discounted product expires after five years, please tell us how you determined that the right to purchase goods at a discounted price is expected to either be exercised or expire ratably over the period that the manufacturing capacity (i.e., the right of first refusal) is made available to the customer. Please tell us how you determine that the option to purchase discounted product should not be recognized when the option is exercised and the associated goods are transferred to the customer, or as the customer’s right to purchase goods at a discount expires at the end of the five year period. Please also tell us what consideration you gave to accounting for each right as a separate material right and allocating the transaction price separately to each material right rather than combining these rights. Refer to ASC 606-10-55-42.

Securities and Exchange Commission

November 12, 2020

In response to the staff’s comment, the Company advises the staff that it has considered whether the contract with the customer addressed in the referenced disclosure contains multiple material rights related to the consideration transferred from the customer, and whether each of those material rights should be recognized when it is exercised or when it expires.

The Company’s manufacturing facility, including the recent expansion brought about as a result of this contract, has a finite capacity to produce semiconductor wafers. Since the Company’s facility is operational twenty-four hours per day, seven days per week, the Company is limited to a fixed number of daily activities, with a typical wafer needing multiple activities for product completion. While the Company is able to calculate the maximum volume of potential production over the five-year contract period, the customer is currently unable to provide the Company with an estimate of the volume of production that it expects to order from the Company.

The Company believes the contract economics are such that the customer is, in effect, pre-paying for all costs the Company incurred in connection with the construction of the expanded manufacturing capacity and, from the Company’s perspective, it would be reasonable for the customer to exercise all of its rights by using 100% of the Company’s expanded manufacturing capacity. However, with a priority right to access all of the Company’s increased manufacturing capacity, the customer loses the ability to obtain the full benefit of reduced pricing on wafers from the Company’s facility expansion each day, whether or not the customer chooses to place production orders. Therefore, the Company believes that in substance, the customer exercises its right to obtain (or not obtain) the benefit of reduced pricing, and its priority right to manufacturing capacity, with the passage of time – not necessarily when or as the associated goods are transferred to the customer or when the discount expires at the end of five years. The rights granted to the customer (i.e., the ability to purchase wafers at a discounted price) are either exercised or expire each day. This is because each day that the customer does not place a production order, the customer loses its rights to purchase, at a discount, the maximum amount of wafers that could have been manufactured that day from the expanded capacity.

The Company also notes that the contract provides that certain percentages of the customer’s advanced payments related to the expanded production capacity are reimbursed if the Company is unable to provide adequate manufacturing capacity over the five-year contract period. Specifically, the Company is required to reimburse 85% of the advances within the first year, 70% in the second year, 55% in the third year, 40% in the fourth year, 25% in the fifth year, and no reimbursements following the fifth year if the manufacturing capacity is insufficient for the customer. Therefore, the Company believes these declining refund provisions generally align with the Company’s recognition model and the economics of the contract.

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Securities and Exchange Commission

November 12, 2020

If the staff has any questions or requires additional information concerning the above response, please contact the undersigned at (703) 610-6189.

Very truly yours,

/s/ Kevin K. Greenslade Kevin K. Greenslade

cc:	Thomas Sonderman, President, SkyWater Technology Foundry, Inc.

Steve Manko, Chief Financial Officer, SkyWater Technology Foundry, Inc.

William J. Curtin, Partner, Hogan Lovells US LLP